UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

Commission File Number: 001-31221

Total number of pages: 41

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Materials presented in conjunction with the earnings release dated May 7, 2004 announcing the company’s results for the fiscal year ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 11, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

NTT DoCoMo, Inc.

Results for the Fiscal Year Ended Mar. 31, 2004 May 7, 2004

Copyright (C) 2004 NTT DoCoMo, Inc. All rights reserved.

Forward-Looking Statements

The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and PDC coverage area, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, our 3G services; including our new value-added services may not as we expect; the introduction or change of various laws or regulations that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations; the introduction of number portability in Japan may, increase our expenses and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers; increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations; our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect; subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services; the W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers; our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; the performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future; social problems, such as unsolicited bulk e-mail, which are caused by misuse or misunderstanding of our products and services may increase our expenses or adversely affect our credibility and corporate image; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; system failures due to earthquakes, power outages or malfunctioning software or equipment may adversely affect our financial condition and results of operations; Computer viruses, cyber attacks or other sabotage may harm our network systems and other communication systems using cellular phones; and volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations. Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 3, 2003, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

Results Highlights for the

Fiscal Year Ended Mar. 31, 2004

and Planned Future Activities

President & CEO

Keiji Tachikawa

FY2003 Financial Highlights (US GAAP)

■	Consolidated financial statements in this document are unaudited.
■	In November 2003, we commenced a new billing arrangement called “Nikagetsu Kurikoshi”, in which subscribers can carry over their unused free usage (free minutes and/or packets) for up to two months.

For the year ended Mar. 31, 2004 (full year), we deferred revenues from the base monthly charges with respect to the unused free usage carried over to April 2004 and the following month. The deferred revenues were 32.3 billion yen.
(28.0 billion yen and 4.3 billion yen were deferred from cellular (mova) services revenues and cellular (FOMA) services revenues, respectively).

*1:	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 36 and the IR page of our web site, www.nttdocomo.co.jp.

In past reports, we excluded net payments for short-term loans and deposits from cash flow from investing activities in determining our free cash flow. In the table above, Y500 million has been added to the amount of free cash flow previously reported for the fiscal year ended March 31, 2003 to reflect the inclusion of payments for short-term loans and deposits.

*2:	Exclusive of the impact of a bank holiday.

Historical Growth of Japan’s Cellular Phone Market

•	Japan’s cellular phone market expanded at a CAGR of 8% in the fiscal year ended Mar. 31, 2004.
•	Year-on-year growth of DoCoMo’s cellular subscriber base was limited to approx. 5%, but total number of i-mode subscribers increased by approx. 9% in FY2003.

(1,000 subscribers)
Net additional subscribers in cellular phone market (Full Year) *
Total number of cellular phone subscribers in Japan *
Net additional subscribers of DoCoMo's cellular phone service (Full Year)
Total number of DoCoMo's cellular phone subscribers
Total number of i-mode subscribers
(Numbers in brackets are percentage of i-mode subscribers to total cellular subscribers)
* As announced by Telecommunications Carriers Association
51,141
+9,611
29,356
+5,458
5,603
(19.1%)
60,943
+9,802
36,026
+6,670
21,695
(60.2%)
69,121
+8,177
40,783
+4,757
32,156
(78.8%)
75,657
+6,536
43,861
+3,078
37,758
(86.1%)
+7.7%
+4.7%
+8.8%
81,520
+5,863
45,927
+2,066
41,077
(89.4%)
2000/3
2001/3
2002/3
2003/3
2004/3

4

FOMA Subscriber Growth

•	Total number of FOMA subscribers exceeded 3 million on Mar. 30, 2004, owing primarily to release of “900i Series” handsets.
•	FOMA subscriber base is projected to reach 10.6 million as of Mar. 31, 2005.

i-mode Packet Usage Trends

•	Average i-mode packet usage among cellular phone (FOMA & PDC) subscribers has risen steadily.

•	New services/content to be offered in the future are expected to further boost packet usage.

Financial Results Forecast for FY2004 (US GAAP)

*	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 36 and the IR page of our web site, www.nttdocomo.co.jp.

Planned Activities for FY2004

Measures targeted at propelling future growth to be implemented in FY2004.

(1)	Rate cuts to reinforce competitiveness and accelerate growth:

Approx. 120 billion yen +a

-	Offer steeper discount rates in “Family Discount” package (effective Apr. 1.)
-	Lower “Packet Pack” charges (effective May 1.)
-	Introduce flat-rate charges (scheduled for launch on Jun. 1), etc.

(2)	Other measures:Approx. 100 billion yen
-	Facilitate full-fledged subscriber migration to FOMA
-	Write off microwave transmission links after converting them into optical fiber circuits, etc.

Important Mid-Term Management Goals

1.	Create services useful for customers’ daily life and business

2.	Establish new business models

3.	Exhaustive review of business processes

ê

-	Operating revenues/income are expected to decline in FY2004 owing to rate cuts targeted at reinforcing competitiveness and accelerating growth, but we aim to recover our results in the future by creating new business models.

-	Our target is to achieve an EBITDA margin of at least 35%, and ROCE of at least 20%.

To Ensure Future Growth: New Value Creation

1.	Measures to Expand AV Traffic

2.	Develop businesses linked with brick-and-mortar services

3.	Boost traffic by stimulating usage

4.	Promote global businesses

5.	Cost reduction

Measures to Expand AV Traffic

Increase uptake of A/V compatible handsets

A/V compatible handsets: Expected to reach 10 million as of Mar. 31, 2005

Expand use of A/V service

New forms of real-time communications leveraging “Chara-den” service

Live broadcast (“V-Live”) service from event/exhibition sites

Shop management, child watch applications using monitoring camera, etc.

Out-of-office business applications (remote instruction to field workers, etc.)

Develop businesses linked with brick-and-mortar services

Offer services linked with various commerce transactions using handsets’ external interface

Expand use of QR code, infrared data transmission capability

Release FeliCa-enabled handsets (around summer 2004)

Accelerate Non-Traffic Businesses

Information charge proxy billing service (revenue size in FY2003: 11 billion yen)

(Trial proxy billing service for commodities sold via network is also in progress)

Promote “i-mode mybox service” feature

(launched in Feb. 2004. No. of services as of Apr. 26, 2004: 40)

◆	“FeliCa” is a registered trademark of Sony Corporation
◆	“QR code” is a registered trademark of DENSO WAVE Incorporated.

Boost traffic by stimulating usage

Create opportunities for use by offering services targeted at low-usage customers.

Popularize use of Flash display function, “Deco-mail” service, etc.

♦ “Macromedia” and “Flash” are trademarks or registered trademarks of Macromedia, Inc. in the U.S. or other countries.

Promote global businesses

Promote use of international dialing/roaming services

Release Model “900iG” (FOMA/GSM dual-mode) handset in FY2004/2H

Overseas deployment of i-mode

Expand service offerings in the area of AV communications

Cost Reduction Efforts

•	Lower handset procurement cost

•	Reduce distributor commissions

•	Network costs reduction

Use 800MHz BTS, introduce HSDPA service, IP-based core network, etc.

•	Cut general non-personnel expenses by streamlining business operations

•	Review loss-making businesses

Return to Shareholders

Shareholders Return Ratio* in FY2003: 72%

*Shareholders Return Ratio = (Dividend payment + Repurchase of own shares) / Net income

Balance between dividend payment and repurchase of own shares to be studied in the future

■ Dividend Policies

•	Annual dividend including commemorative dividend (500 yen/share) for FY2003: 1,500 yen/share (Total dividend payment: Approx. 73.3 billion yen).
Annual dividend for FY2004 is planned to increase two-fold from the previous fiscal year (excluding commemorative dividend) to 2,000 yen/share.

■ Repurchase of Own Shares

•	In the fiscal year ended Mar. 31, 2004, the Company repurchased own shares worth 394.9 billion yen out of the budget of 600 billion yen resolved at the 12th ordinary meeting of shareholders. (Approx. 66% of the authorized amount, or approx. 63% of the authorized number of shares).

•	Repurchase of own shares will be studied in FY2004, too.

Environmental Conservation/Social Contribution Activities

DoCoMo operates its business with an emphasis on environmental conservation, believing it is one of the most important management challenges facing the entire corporate group.

Acquisition of “ISO14001” environmental management/inspection certification

“Green equipment procurement/purchase” taking environmental impact into account

Collection & recycling of used cellular handsets and accessories

Saving on paper resources through provision of “e-billing” service

Active participation in activities aimed at reducing greenhouse gas emissions

As part of our social contribution activities, DoCoMo offers products & services developed based on the “universal design” concept, with an aim to help build warmer ties between people.

Opened “DoCoMo Hearty Plaza”, a DoCoMo shop based on universal design concept

Introduced “Hearty Discount” service

Release of handsets supporting universal design: “Raku Raku Phone”, etc.

DoCoMo has also implemented countermeasures for disasters, e.g., “i-mode Disaster Message Board” service, to enable users to post messages on their safety and circumstances in the event of an earthquake and other large-scale disaster.

Inauguration of Mobile Society Research Institute

The Mobile Society Research Institute was inaugurated on Apr. 1, 2004, to carry out research pertaining to the social and cultural impact of mobile communications enabled by cellular phones from a free and independent perspective. Through its activities, the institute aims to contribute to the development of information and telecommunications technologies in the multimedia age of the 21st century, and help create a rich and sound mobile society.

- Managing Director:	Takemochi Ishii (Professor Emeritus of The University of Tokyo and Chairman/CEO of the Tokio Marine Research Institute)

Results for the Fiscal Year Ended

Mar. 31, 2004 (Details)

Executive Vice President & CFO

Masayuki Hirata

Operating Revenues (US GAAP)

■ FY2003 Track Record

•	Operating revenues grew 5.0% year on year to 5,048.1 billion yen due to increases in FOMA and packet communication revenues, which offset the decline in PDC (voice) revenues.

■ FY2004 Forecast

•	Projected to drop 128.1 billion yen year on year to 4,920 billion yen, due to expansion of “Family Discount” package and other rate cuts, etc.

■	In November 2003, we commenced a new billing arrangement called “Nikagetsu Kurikoshi”, in which subscribers can carry over their unused free usage (free minutes and/or packets) for up to two months. For the year ended Mar.31, 2004 (full year), we deferred revenues from the base monthly charges with respect to the unused free usage carried over to April 2004 and the following month. The deferred revenues were 32.3 billion yen. (28.0 billion yen and 4.3 billion yen were deferred from cellular (mova) services revenues and cellular (FOMA) services revenues, respectively).

FOMA ARPU/MOU

•	FOMA ARPU increased by 2,540 yen from the previous fiscal year to 10,280 yen.

FOMA MOU rose sharply to 219 minutes, up 110 minutes year-on-year.

•	FOMA ARPU for year ending Mar. 31, 2005 is estimated at 9,240 yen in view of planned price reductions, etc.

■	MOU (Minutes of usage): Average communication time per one month per one user.
■	Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis, ARPU is calculated by dividing various revenue items included in operating revenues from our Wireless services, such as monthly charges, voice transmission charges and packet transmission charges from designated services, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

■	Aggregate ARPU (FOMA)=Voice ARPU (FOMA)+Packet ARPU (FOMA)
■	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges and voice transmission charges)/No. of active cellular phone subscribers (FOMA)
■	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges) /No. of active cellular phone subscribers (FOMA)
■	i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA)

♦	No. of active subscribers used in calculating ARPU (FOMA) and MOU (FOMA) are as below:
■	FOMA quarterly data : sum of “No. of active subs. in each month” of the current quarter
■	FOMA full-year data: sum of “No. of active subs. in each month” of current fiscal year “No. of active subs. in each month”: (No. of subs. at end of previous month + no. of subs. at end of current month)/2

Cellular Phone(FOMA+PDC)ARPU/MOU

•	Started disclosure of cellular Phone (FOMA+PDC) ARPU and MOU data from this fiscal term.

•	Cellular phone ARPU for the year ending Mar, 31, 2005 is projected to fall to 7,270 yen due to planned rate cuts, etc., but we aim to increase ARPU in the future by boosting usage through various measures.

■	MOU (Minutes of usage): Average communication time per one month per one user.

■	For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 21 of this presentation.

■	Aggregate ARPU (FOMA+PDC)=Voice ARPU (FOMA+PDC)+Packet ARPU (FOMA+PDC)
■	Voice ARPU (FOMA+PDC): Voice ARPU (FOMA+PDC) Related Revenues (monthly charges and voice transmission charges)/No. of active cellular phone subscribers (FOMA+PDC)
■	Packet ARPU (FOMA+PDC): {Packet ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges)+i-mode ARPU(PDC) Related Revenues (monthly charges and packet transmission charges)}/No. of active cellular phone subscribers (FOMA+PDC)
■	i-mode ARPU (FOMA+PDC): i-mode ARPU (FOMA+PDC) Related Revenues (monthly charges and packet transmission charges)/No. of active cellular phone subscribers (FOMA+PDC)

♦	No. of active subscribers used in calculating ARPU (FOMA+PDC) and MOU (FOMA+PDC) are as below:
■	Quarterly data : sum of “No. of active subs. in each month” of the current quarter
■	Full-year data: sum of “No. of active subs. in each month” of current fiscal year “No. of active subs. in each month”: (No. of subs. at end of previous month + no. of subs. at end of current month)/2

Operating Expenses (US GAAP)

■ FY2003 Track Record

•	Operating expenses grew 5.1% year-on-year to 3,945.1 billion yen due to increase in sales promotion and other expenses targeted at accelerating the uptake of FOMA service.

■ FY2004 Forecast

•	Operating expenses for FY2004 are estimated at 4,090 billion yen, up 3.7% year on year, due to growth in revenue-linked expenses to encourage subscribers’ migration to FOMA.

*	Revenue-linked expenses = cost of equipment sold + distributor commissions + cost of DoCoMo Point Service

Capital Expenditures*

■ FY 2003 Track Record

•	FOMA outdoor population coverage was expanded to 99%, while aggressively rolling out indoor systems in parallel. CAPEX for FY2003 was 805.5 billion yen, down 5.7% year-on-year, owing to reduced equipment procurement costs and efficient use of capital.

■	FY2004 Forecast

•	Improve FOMA coverage (to a level comparable to PDC’s) and proceed with IP-conversion of core network. CAPEX for FY2004 is estimated at 796 billion yen, down 1.2% year-on-year, due to cost reduction and more efficient use of capital enabled by introduction of new equipment and lower equipment procurement costs.

*	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 36 and the IR page of our web site, www.nttdocomo.co.jp.

Operational Results and Forecasts

■	MOU(Minutes of usage): Average communication time per one month per one user.
■	For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 21 of this presentation.
♦	No. of active subscribers used in calculating cellular phone/PHS churn rates, aggregate ARPU (PHS) and MOU (PHS) are as below:
■	2003/3 Data:{(No. of subs at end of previous fiscal year + no. of subs at end of current fiscal year) /2}X12 months
■	2004/3 data and 2005/3 Forecast: Sum of “no. of active subs in each month”{(No. of active subs at end of previous month+no. of active subs at end of current month)/2}from Apr. to Mar.

List of Managerial Indices (US GAAP)

*	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 36 and the IR page of our web site, www.nttdocomo.co.jp. In past reports, we excluded net payments for short-term loans and deposits from cash flow from investing activities in determining our free cash flow. In the table above, Y500 million has been added to the amount of Free cash flow previously reported for the fiscal year ended March 31, 2003 to reflect the inclusion of payments for short-term loans and deposits.
*1	Exclusive of impact of bank holiday

Non-Consolidated Financial Results (JAPAN GAAP)

■ FY2003 Track Record

•	Recurring income dropped 15.7% year-on-year to 533.5 billion yen, but net income grew to 333.8 billion yen.

■ FY2004 Forecast

•	Recurring income is projected to fall 97.5 billion yen year on year to 436 billion yen in FY2004, owing to impact of various rate reductions.

Appendices

Cellular Services Useful for Daily Life and Business

Boost traffic by stimulating usage

Revised Billing Plans, etc.

Steeper Discount Rate in "Family Discount": To be applied from Apr. 1

In the past	Discount rate	Apr. 1, 2004 onward
Cellular phone basic monthly charge (main circuit + additional circuit)	20%	25%
Communication charge for calls between DoCoMo Group Phones (outgoing calls from cellular handsets)	20%	30%

FOMA "Packet Pack": To be reduced effective May 1

In the past	Fixed monthly charge (tax included)	Per packet charge (tax included)
Packet Pack 20	2,000 yen (2,100 yen)	0.1 yen/packet (0.105 yen/packet)
Packet Pack 40	4,000 yen (4,200 yen)	0.05 yen/packet (0.0525 yen/packet)
Packet Pack 80	8,000 yen (8,400 yen)	0.02 yen/packet (0.021 yen/packet)

May 1, 2004 onward	Fixed monthly charge (tax included)	Per packet charge (tax included)
Packet Pack 10	1,000 yen (1,050 yen)	0.1 yen/packet (0.105 yen/packet)
Packet Pack 30	3,000 yen (3,150 yen)	0.05 yen/packet (0.0525 yen/packet)
Packet Pack 60	6,000 yen (6,300 yen)	0.02 yen/packet (0.021 yen/packet)

■ Free usage allowance worth the same amount as fixed monthly charge is provided to subscribers. ■ Per packet charge for subscribers without "Packet Pack": 0.2 yen/packet (0.21 yen/packet including tax)

FOMA Flat-Rate Packet Service: To be launched Jun. 1

"pake-hodai"
3,900 yen
(4,095 yen including tax)
※Additional i-mode usage charge is required

Applicable to all FOMA i-mode handsets
*Applicable voice package: "Plan 67" or higher billing plans

Develop businesses linked with brick-and-mortar services

Example of Applications Using QR Codes

A map book with QR codes on each page

Develop businesses linked with brick-and-mortar services

FeliCa trial service

•	Field trial of airport check-in service using FeliCa-enabled i-mode handsets is in progress.

•	Handset-based check-in service to be made available at principal international & domestic airports in the future. We are studying ways to expand service offerings and improve CRM through linkage with airline mileage plans.

Overseas Deployment of i-mode

•	Total no. of i-mode subscribers outside Japan exceeded 2 million (as of Jan. 31, 2004)

FOMA Coverage Expansion

【Outdoor】
Pop coverage
(%)
【Indoor】
No. of Indoor systems
100
80
60
40
20
0
5,000
4,000
3,000
2,000
1,000
0
2002/3
2003/3
2004/3
2005/3E
2006/3E
Nationwide
Service launch
2002/4
Metropolitan
area
service launch
2001/10
22
60
91
99
40
70
150
1,070
3,800
Outdoor
Coverage (%)
Indoor
Coverage
(No. of systems)
Efficient outdoor
coverage expansion
→Use of 800MHz BTS
Aggressive indoor
roll-out
→Compact BTS, MOF, etc.
Plan to enable use of FOMA
in all subway stations in
Tokyo by 1H of 2004

Regulatory Environment

■	Number Portability
•	MPHPT’s Study Group drafted its final report on the “introduction of number portability” at its 7th meeting on Apr. 27, 2004, which proposed that it is desirable to introduce number portability in FY2006.
•	DoCoMo requested to prepare necessary systems to ensure simultaneous and bi-directional introduction of number portability by all carriers, because in the event it was introduced in different ways at different timings by each carrier, it could cause confusion among customers who wish to utilize the service.

■	Others
•	Enforcement of Revised Telecommunications Business Law (Apr. 1, 2004)

- Abolished Type I/ Type II business classifications and service classifications

- Business entry was deregulated from previously “permission system” to currently “registration system”

•	Commenced selective relay connection for land-to-mobile calls (Apr., 2004)

- Selective relay connection was started based on the Ministry’s “charge-setting guidelines for land-to-mobile calls” (Jun. 25, 2003)

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2005 (forecasts) are provided to the extent available without unreasonable efforts.

1.	EBITDA and EBITDA margin	Billions of yen
		Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
	a. EBITDA	¥1,618.0	¥1,858.9	¥1,836.3

	Depreciation and amortization expenses and Losses on sale or disposal of property, plant and equipment	(788.0)	(756.0)	(779.5)

	Operating income	830.0	1,102.9	1,056.7

	Other expenses, net	484.0	(1.8)	(13.8)
	Income taxes	(546.0)	(429.1)	(454.5)
	Equity in net losses of affiliates	(17.0)	(22.0)	(324.2)
	Minority interests in earnings of consolidated subsidiaries	—	(0.0)	(16.0)
	Cumulative effect of accounting change	—	—	(35.7)

	b. Net income	751.0	650.0	212.5

	c. Total operating revenues	4,920.0	5,048.1	4,809.1

	EBITDA margin (=a/c)	32.9%	36.8%	38.2%
	Net income margin (=b/c)	15.3%	12.9%	4.4%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2.	ROCE after tax effect	Billions of yen
		Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
	a. Operating income	¥830.0	¥1,102.9	¥1,056.7
	b. Operating income after tax effect {=a*(1-effective tax rate)}	489.7	639.7	612.9
	c. Capital employed	5,050.1	4,810.1	4,772.5

	ROCE before tax effect (=a/c)	16.4%	22.9%	22.1%
	ROCE after tax effect (=b/c)	9.7%	13.3%	12.8%

Notes:	Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long term debt
Effective tax rate:	Year ending March 31, 2005 (Forecasts) = 41% Year ended March 31, 2004 and Year ended March 31, 2003 = 42%

3.	Adjusted free cash flows (excluding irregular factors)	Billions of yen
		Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
	Adjusted free cash flows (excluding irregular factors) (1)	¥980.0	¥862.9	¥469.2

	Irregular factors (2)	—	—	244.0

	Free cash flows (1)	980.0	862.9	713.2

	Cash flows from investing activities	(103.0)	(847.3)	(871.4)
	Cash flows from operating activities	1,083.0	1,710.2	1,584.6

Note:

(1)	In past reports, we excluded net payments for short-term loans and deposits from Cash flows from investing activities in determining our free cash flows. In the table above, Y500 million has been added to the amount of Free cash flows previously reported for the fiscal year ended March 31, 2003 to reflect the inclusion of payments for short-term loans and deposits.
(2)	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of the fiscal year ended March 31, 2002.

4.	Capital expenditures	Billions of yen
		Year ending March 31, 2005 (Forecasts)	Year ended March 31, 2004	Year ended March 31, 2003
	Capital expenditures	¥796.0	¥805.5	¥854.0

	Effects of timing differences between acquisition dates and payment dates	—	(2.6)	10.8

	Purchases of property, plant and equipment	—	(625.3)	(700.5)
	Purchases of intangible and other assets	—	(177.6)	(164.2)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets.
In preparing the forecasts for the year ending March 31, 2005, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets.
In addition, effects of timing differences between acquisition dates and payment dates are not estimated for the year ending March 31, 2005.

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